SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                           For the month of: May 2005
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                               Given Imaging Ltd.
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               (Exact name of registrant as specified in charter)


                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                    ---                       ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

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                                EXPLANATORY NOTE


     On May 2, 2005, Given Imaging Ltd. (the "Company") issued a press release entitled "Given Imaging Announces First Quarter 2005 Results." Copies of the press release and the Company's unaudited interim consolidated financial statements as of March 31, 2005 are attached to this Form 6-K as Exhibit 1 and
Exhibit 2, respectively.

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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        GIVEN IMAGING LTD.


Date:  May 2, 2005                      By:  /s/ Zvi Ben David
                                           -----------------------------
                                           Name:  Zvi Ben David
                                           Title: Vice President and
                                                  Chief Financial Officer

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                                  EXHIBIT INDEX


The following exhibits are filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

1. Press Release dated May 2, 2005, entitled "Given Imaging Announces First Quarter 2005 Results."

2. Unaudited interim consolidated financial statements of Given Imaging Ltd. as of March 31, 2005.